SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated July 1, 2008

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated June 2, 2008: Changes in Nokia Corporation’s own shares

2.               Nokia press release dated June 2, 2008: Transfer of Nokia’s Adaptation Software R&D entity to Sasken Communication Technologies completed

3.               Nokia stock exchange release dated June 4, 2008: Exercises with stock options of Nokia Corporation

4.               Nokia press release dated June 5, 2008: Nokia receives European Commission merger control approval for the acquisition of Trolltech

5.               Nokia press release dated June 16, 2008: Transfer of Nokia’s line fit automotive business to novero GmbH completed

6.               Nokia press release dated June 17, 2008: Nokia completes Trolltech acquisition

7.               Nokia press release dated June 23, 2008: Nokia to acquire social-activity service provider Plazes

8.               Nokia press release dated June 24, 2008: Nokia to acquire Symbian Limited to enable evolution of the leading open mobile platform

9.               Nokia press release dated June 24, 2008: Mobile leaders to unify the Symbian software platform and set the future of mobile free

10.         Nokia Siemens Networks press release dated June 2, 2008: SGS and Nokia Siemens Networks conclude a business and asset transaction in Germany and Finland

11.         Nokia Siemens Networks press release dated June 11, 2008: Belgium: GIMV plans purchase of Nokia Siemens Networks’ OTN (Open Transport Network) business

12.         Nokia Siemens Networks press release dated June 12, 2008: Embarq and Nokia Siemens Networks Ink Managed Services Agreement

2

STOCK EXCHANGE RELEASE

June 2, 2008

Nokia Corporation

Stock exchange release

June 2, 2008 at 9.30 (CET+1 )

Changes in Nokia Corporation’s own shares

Based on previously announced decision of the Board of Directors to issue shares held by the Company, 4 163 408 Nokia shares held by the Company are today transferred to Nokia performance share plan participants as settlement under the plan.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

June 2, 2008

Transfer of Nokia’s Adaptation Software R&D entity to Sasken Communication Technologies completed

Espoo, Finland and Bangalore, India– Nokia and Sasken Communication Technologies today announced that the transfer of Nokia’s Adaptation Software R&D operations in Bochum, Germany has been completed. With this transfer Sasken Communication Technologies assumes full ownership of the software R&D entity, effective May 31st, 2008. The transaction will enable continuance of the employment for 35 employees of the software R&D entity in Bochum.

“Nokia and Sasken have been successfully cooperating over the recent years and with this new set up we are further widening the long-term collaboration between Nokia and Sasken”, said Heikki Heinaro, Vice President, Adaptation Software, Nokia.

Edwin Moses, Senior Vice President - Handset Solutions Group, Sasken, added “We warmly welcome the new members to the Global Sasken Family. The Bochum team’s expertise forms a natural fit to Sasken’s existing competencies and will enable us to strengthen our offerings, especially in the areas of Series 40 software platform, local connectivity and core software for silicon and hardware access. This step is synergistic with Sasken’s growth strategy towards becoming a global supplier to Nokia.”

Sasken Communication Technologies provides products and services to leading semiconductor, terminal device, network equipment and test and measurement companies, and service providers globally.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Sasken Communictions Limited

Sasken is an embedded communications solutions company, that helps businesses across the communication value chain accelerate product development life cycles. Sasken offers a unique combination of research and development consultancy, wireless software products, software services and network engineering services, and works with Network OEMs, Semiconductor Vendors, Terminal Device OEMs and Operators across the world. Established in 1989, Sasken employs over 3,500 people at its offices in India, China, Finland, Germany, Japan, Mexico, UK and USA. In addition to being directly involved in the development of a variety of technologies, Sasken is a member of premier technology bodies including ITU, 3GPP, GCF, MPEG-ISO, WiMAX, NFC, DLNA and ATM, DSL & SDR fora. Sasken is SEI CMM Level 5 certified and its’ solutions are backed by ISO 9001:2000, ISO 27001 and TL 9000 certifications.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media enquiries

Nokia

Communications

Tel. +358 718034900

Email : press.services@nokia.com

www.nokia.com

Sasken Communication Technologies Limited

Email : PR@sasken.com

www.sasken.com

STOCK EXCHANGE RELEASE

June 4, 2008

Nokia Corporation

Stock exchange release

June 4, 2008 at 9:30

Exercises with stock options of Nokia Corporation

A total of  136 825 shares of Nokia Corporation were subscribed for between May 8, 2008 and May 30, 2008 based on Nokia’s 2003 and 2005 employee stock option plans. The total amount of subscription prices will be recorded in the fund for invested non-restricted equity.

The new shares will be recorded in the Trade Register on or about July 4, 2008. The new shares carry full shareholder rights as from the registration date. The shares are admitted to public trading on the OMX Nordic Exchange Helsinki as of the registration date together with the old Nokia share class (NOK1V).

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

June 5, 2008

Nokia receives European Commission merger control approval for the acquisition of Trolltech

Espoo, Finland – The European Commission today announced that it has unconditionally approved Nokia’s voluntary tender offer for all the shares in Trolltech ASA (OSE: Troll). Nokia will now proceed with the consummation of the offer.

Settlement for the shares tendered in the offer is expected to take place on June 6, 2008.  In accordance with section 3.9 of the offer document, Nokia has determined that the tendered shares shall be acquired by its wholly owned subsidiary, Nokia Norge AS.

Following the completion of the offer, Nokia owns 52 411 283 shares and votes in Trolltech, representing 99.4% of all the shares outstanding in Trolltech.

Nokia intends to initiate a compulsory acquisition of the remaining shares in Trolltech in accordance with section 4-25 of the Norwegian Public Limited Companies Act. Such compulsory acquisition of shares is expected to take effect on or about 6 June, 2008. In addition, Nokia will apply for the delisting of Trolltech’s share from the Oslo Stock Exchange, effective as soon as possible.

Further information on the settlement of the offer can be obtained from:

Nordea Corporate Finance

Tel. +47 22 48 50 00

Fax. +47 22 69 05 09

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Contacts:

Nokia

Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE

June 16, 2008

Transfer of Nokia’s line fit automotive business to novero GmbH completed

Espoo, Finland – Nokia and novero GmbH today announced that the transfer of Nokia’s line fit automotive business in Bochum and Düsseldorf, Germany, and Detroit, USA to novero has been completed. novero is owned by Razvan Olosu, the former head of Nokia’s Automotive business and Enhancements unit, and Equity Partners GmbH, a German private equity firm. With this transfer novero assumes full ownership of the line fit automotive business, effective June 16, 2008. The transaction will enable continuance of the employment for approximately 230 employees of the line fit automotive business.

“Nokia’s line fit expertise combined with Razvan Olosu’s established position in automotive business forms a solid foundation for novero to strengthen their operations. With his experience in this industry, the line fit business continues in good hands, allowing the business and customer relationships to go on smoothly”, said Heikki Tenhunen, Vice President, Enhancements, Nokia.

Razvan Olosu, CEO of novero said: “We are pleased to conclude this deal and focus on implementing our strategy with full steam ahead. In-car mobile communication, information and entertaintaiment are becoming more and more common in the market, and the line fit automotive market is exhibiting solid growth rates. We are confident there will be great opportunities for us to continue this successful business.”

novero plans to strengthen the main operations of the line fit automotive business in Germany and the United States, and increase the focus and dedication in serving the current customers in the automotive industry. novero aims to play a leading role in the growing market for automotive communications and multimedia solutions, and position itself at the forefront of innovation in the industry.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Equity Partners

Equity Partners is a private equity firm based in Düsseldorf with EUR 1.1 bn assets under management that invests into companies in Germany and private equity funds globally. The firm invests into promising lower mid-market businesses (Mittelstand) in Germany, generally partnering with the management of the firm.  Following a long-term strategy Equity Partners supports their companies to stay or become the leader in their respective markets.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media enquiries

Nokia

Communications

Tel. +358 718034900

Email: press.services@nokia.com

novero

Email: presse@novero.com

www.novero.com

www.nokia.com

PRESS RELEASE

June 17, 2008

Nokia completes Trolltech acquisition

Espoo, Finland – On June 5th, 2008 European Commission announced that it had unconditionally approved Nokia’s voluntary tender offer for all the shares in Trolltech ASA (OSE: Troll). Nokia today announced that it has completed its acquisition of Trolltech, a recognized software provider with world-class software development platforms and frameworks.

In addition to the key software assets, the Trolltech team will play an important role in accelerating the implementation of Nokia’s software strategy. This will enable Nokia to accelerate the cross-platform software strategy for mobile devices and desktop applications, and develop our Internet services business.

Oslo Stock Exchange has decided to delist Trolltech ASA. Last day of listing will be June 17, 2008.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Contacts:

Nokia

Investor Relations, Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE

June 23, 2008

Nokia to acquire social-activity service provider Plazes

Connecting People just got easier with services that track place and time

Espoo, Finland and Berlin, Germany – Nokia and Plazes (www.plazes.com) today announced an agreement for Nokia to acquire substantially all assets of Plazes, a privately-owned start-up company of 13 people with its principal operations in Berlin. Plazes provides a context-aware social-activity service that people can use to plan, record, and share their social activities: why they are at a given location at a given time, whether in the past, present or future.

“This acquisition helps Nokia to accelerate its vision of bringing people and places closer together, in line with our broader services strategy,” said Niklas Savander, Head of Nokia Services & Software. “In addition to the key assets, through this acquisition Nokia will bring on a visionary team with an advanced understanding of social-activity services, as well as the technical ability to further develop this area.”

By acquiring Plazes, Nokia will be able to extend its context-based service offering with social presence and time-based activity planning features. Plazes adds the elements of “place” and “time” to social networking through features that allow people to alert friends of their activity and location; review their own and others’ past activities; share their experiences and make plans with friends, who are then able to respond with comments and suggestions as well as their own location information.

“Nokia shares our vision of the social activity space and of how we can together develop the service that Plazes provides today,” said Felix Petersen, co-founder of Plazes. “We feel proud of what the Plazes team has achieved so far with its pioneering work in context-aware services and we feel even more excited about what’s to come next.”

The agreement is subject to customary closing conditions and is expected to close in the third quarter 2008. After closing, Plazes will become part of Nokia’s Services & Software unit.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Plazes

Plazes AG is one of the pioneering web platforms for location sharing and publishing on the web today. Members of Plazes are able to update their location through their laptop or mobile phone, and update their online presence with their current, past and future whereabouts. That way Plazes provides location-based context and real-life value when coordinating with friends, family and business partners. Plazes AG is headquartered in Zurich, Switzerland with a development office in Berlin, Germany. For additional information, please visit www.plazes.com.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

PRESS RELEASE

June 24, 2008

Nokia to acquire Symbian Limited to enable evolution of the leading open mobile platform

Visionary move embraces openness and accelerates innovation

Espoo, Finland – Nokia today announced it has launched a cash offer to acquire all of the shares of Symbian Limited that Nokia does not already own, at a price of EUR 3.647 per share.  The net cash outlay from Nokia to purchase the approximately 52% of Symbian Limited shares it does not already own will be approximately EUR 264 million.

Nokia has received irrevocable undertakings from Sony Ericsson Mobile Communications AB, Telefonaktiebolaget LM Ericsson (publ), Panasonic Mobile Communications Co. Ltd. and Siemens International Holding BV to accept the offer, representing approximately 91% of the Symbian shares subject to the offer.  Nokia also expects Samsung Electronics Co. Ltd. to accept the offer.

The acquisition is a fundamental step in the establishment of the Symbian Foundation, announced today by Nokia, together with AT&T, LG Electronics, Motorola, NTT DOCOMO, Samsung, Sony Ericsson, STMicroelectronics, Texas Instruments and Vodafone. More information about the planned foundation can be found at www.symbianfoundation.org.

“This is a significant milestone in our software strategy” said Olli-Pekka Kallasvuo, CEO of Nokia. “Symbian is already the leading open platform for mobile devices. Through this acquisition and the establishment of the Symbian Foundation, it will undisputedly be the most attractive platform for mobile innovation. This will drive the development of new and compelling, web-enabled applications to delight a new generation of consumers.”

“The wide support for this initiative, uniting the industry around the Symbian platform, reflects the strong gravitational pull it has for application developers and other ecosystem players. We will drive efficient, open innovation by unifying the platform and simplifying the software supply chain, leveraging our experience from mobile devices.  Nokia is strongly positioned to realize the benefits of open innovation, as well as accelerating time to market, enabling us to meet and exceed consumer expectations for leading converged devices and experiences”, Kallasvuo continued.

Symbian Limited is the software company that develops and licenses Symbian OS, the market-leading open operating system for mobile devices. User interfaces designed for Symbian OS include S60 from Nokia, MOAP (S) for the 3G network and UIQ, designed by UIQ Technology, a joint venture between Motorola and Sony Ericsson.  A privately-owned company established in 1998, Symbian has its headquarters in London, UK and other offices in the United Kingdom, United States and Asia (Bangalore, Beijing, Seoul and Tokyo).

“Ten years ago, Symbian was established by far sighted players to offer an advanced open operating system and software skills to the whole mobile industry”, said Nigel Clifford, CEO of Symbian. “Our vision is to become the most widely used software platform on the planet and indeed today Symbian OS leads its market by any measure. Today’s announcement is a bold new step to achieve that vision by embracing a complete and proven platform, offered in an open way, designed to stimulate innovation, which is at the heart of everything we do.”

Mobile devices based on Symbian OS account for 60% of the converged mobile device segment (source: Canalys, 12 months to Q1 2008).  Symbian OS represented approximately 7% of all mobile device sales in 2007, up from 5% in 2006 (source: Strategy Analytics).  To date, more than 200 million Symbian OS based phones have been shipped, over 235 models, from 8 vendors and on more than 250 mobile networks around the world.  More than 4 million developers are engaged in producing applications for Symbian devices.

Nokia expects the acquisition to be completed during the fourth quarter of 2008 and is subject to regulatory approval and customary closing conditions.  On a reported basis, Nokia expects the transaction to be dilutive in 2009, approximately breakeven in 2010, and accretive in 2011.  On a cash basis, Nokia expects the transaction to be dilutive in 2009 and accretive in 2010 and 2011.  After the closing, all Symbian employees will become Nokia employees.

Note to Editors:

A press conference will be webcast live from London today at 11:00 UK time and will be available for replay later.  To see the web cast, please visit www.nokia.com/press or www.symbianfoundation.org

Further information about the Symbian Foundation is available at www.symbianfoundation.org.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the market-leading open operating system for mobile phones. Symbian licenses Symbian OS to the world’s leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. During Q1 2008, 18.5 million Symbian mobile phones were sold worldwide to over 250 major network operators, bringing the total number of units shipped up to 31 March 2008 to 206 million. Symbian has its headquarters in London, United Kingdom, with offices in the United States, United Kingdom, Asia (India, P.R. China, and Korea) and Japan. For more information, please visit www.symbian.com.

Nokia Forward-Looking Statements

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) competitiveness of our product, service and solutions portfolio; 2) the extent of the growth of the mobile communications industry and general economic conditions globally; 3) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 4) our ability to successfully manage costs; 5) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 6) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 7) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 8) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 9) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 10) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 11) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 12) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 13) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 14) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 15) inventory management risks resulting from shifts in market demand; 16) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) economic or political turmoil in emerging market countries where we do business; 20) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 21) the success, financial condition and performance of our collaboration partners, suppliers and customers; 22) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 23) the management of our customer financing exposure; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 25) unfavorable outcome of litigations; 26) our ability to recruit, retain and develop appropriately skilled employees; 27) the impact of changes in government policies, laws or regulations; and 28) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Karen Hamblen/Katie Buckett

Symbian

Media Relations

Tel. +44 20 7154 1707

Email: press@symbian.com

Nokia,

Investor Relations, Europe

Tel. +358 7180 34289

Investor Relations, US

Tel. +1 914 368 0555

Symbian and all Symbian based trademarks and logos are trademarks of Symbian Software Limited.  The operation of the proposed Symbian Foundation remains subject to regulatory approvals.  Until such approvals are obtained, and the Symbian Foundation has become fully operational, Symbian Software Limited retains exclusive responsibility for all licensing and marketing activities related to Symbian OS.

www.nokia.com

PRESS RELEASE

June 24, 2008

Mobile leaders to unify the Symbian software platform and set the future of mobile free

Foundation to be established to provide royalty-free open platform and accelerate innovation

London, UK - Nokia, Sony Ericsson, Motorola and NTT DOCOMO announced today their intent to unite Symbian OS™, S60, UIQ and MOAP(S) to create one open mobile software platform. Together with AT&T, LG Electronics, Samsung Electronics, STMicroelectronics, Texas Instruments and Vodafone they plan to establish the Symbian Foundation to extend the appeal of this unified software platform. Membership of this non-profit Foundation will be open to all organizations. This initiative is supported by current shareholders and management of Symbian Limited, who have been actively involved in its development.  Plans for the Foundation have already received wide support from other industry leaders.

To enable the Foundation, Nokia today announced plans to acquire the remaining shares of Symbian Limited that Nokia does not already own and then contribute the Symbian and S60 software to the Foundation. Sony Ericsson and Motorola today announced their intention to contribute technology from UIQ and DOCOMO has also indicated its willingness to contribute its MOAP(S) assets. From these contributions, the Foundation will provide a unified platform with common UI framework. A full platform will be available for all Foundation members under a royalty-free license, from the Foundation’s first day of operations.

Contributions from Foundation members through open collaboration will be integrated to further enhance the platform. The Foundation will make selected components available as open source at launch. It will then work to establish the most complete mobile software offering available in open source. This will be made available over the next two years and is intended to be released under Eclipse Public License (EPL) 1.0.

The Foundation’s platform will build on the leading open mobile software platform, with more than 200 million phones, across 235 models, already shipped by multiple vendors and tens of thousands of third-party applications already available for Symbian OS-based devices.

“Ten years ago, Symbian was established by far sighted players to offer an advanced open operating system and software skills to the whole mobile industry”, said Nigel Clifford, CEO of Symbian. “Our vision is to become the most widely used software platform on the planet and indeed today Symbian OS leads its market by any measure.  Today’s announcement is a bold new step to achieve that vision by embracing a complete and proven platform, offered in an open way, designed to stimulate innovation which is at the heart of everything we do.”

“Establishing the Foundation is one of the biggest contributions to an open community ever made,” said Olli-Pekka Kallasvuo, CEO of Nokia. “Nokia is a strong supporter of open platforms and technologies as they give the freedom to build, maintain and evolve applications and services across device segments and offer by far the largest ecosystem, enabling rapid innovation. Today’s announcement is a major milestone in our devices software strategy.”

“The complete, consistent platform that the Foundation plans to provide will allow manufacturers to focus on their unique differentiation at a device level” said Dick Komiyama, President of Sony Ericsson. “Sony Ericsson believes that the unified Symbian Foundation platform will greatly simplify the world for handset manufacturers, operators and developers, enabling greater innovation in services and applications to the benefit of consumers everywhere.”

“Motorola has long been a leader and advocate of open software for mobile platforms. We’re excited to be joining Nokia, Sony Ericsson, NTT DOCOMO and others in leading this open source effort to form the new

Symbian Foundation and unite the Symbian ecosystem,” said Alain Mutricy, Senior Vice President, Platforms & Technology Office, Motorola Mobile Devices. “Also, Motorola, together with Sony Ericsson, will be contributing UIQ technology to the Foundation and will work with UIQ as they are refocusing as an important supplier in the new Symbian ecosystem.  This will be a great addition, as the Foundation will be able to leverage UIQ’s unique experience, which includes expertise in touch technology.”

“DOCOMO welcomes this development and we look forward to moving our Symbian based devices and service onto the Foundation platform. We are also willing to contribute our MOAP(S) assets to the Foundation. This is a very positive step in further increasing the adoption of the Symbian software and creating an even more open, consistent and complete platform. The Foundation software will enable us to enjoy the benefits of a global platform in bringing new, leading-edge services to the Japanese market. It will increase efficiency and help us provide our wide customer base with the most advanced mobile experiences.” said Toshio Miki, Associate Senior Vice President, Managing Director of Communication Device Development Department of NTT DOCOMO.

“Mobile phones have turned into sophisticated multimedia computers and smart phones continue to grow in popularity,” said Kris Rinne, Senior Vice President of Architecture and Planning at AT&T. “The Symbian Foundation will reduce fragmentation in the industry and holds the promise of incorporating leading technology and the most mature software into a unified platform for the entire industry.  This will create an environment that will encourage and enable developers to build compelling applications that will positively affect our customers’ lives and support AT&T in offering its differentiated services to consumers.”

“Joining the Symbian Foundation is an ideal opportunity for LG to broaden our commitment to providing our customers with the best possible mobile experience” said Dr. Skott Ahn, President and CEO of LG Electronics Mobile Communications Company. “We believe that open mobile platforms will contribute to advance the mobile industry. At LG we will play a leading role in creating a better mobile environment, working with the Symbian Foundation to provide our customers with smart new features based on this open platform.”

“Samsung Electronics is committed to Symbian as one of the future platforms for our mobile devices and believes that establishing the Foundation is a visionary move in positioning the platform as a proven open platform for future development. We are delighted to be playing a significant role in that future by joining the Foundation board. We have already used Symbian and S60 software successfully to deliver appealing devices and see these steps making the platform even more attractive for bringing the latest technologies and services to the market” said Dr. Do Hun Kwon, VP & Managing Director, Samsung Electronics Research Institute.

“ST sees strong consumer demand, across all segments, for a richer multimedia experience,” said Monica de Virgiliis, General Manager of the Wireless Multimedia Division, STMicroelectronics. “This new foundation synchronizes and harmonizes the mainstream software approach to address this need and makes the software widely available. We anticipate this will fuel the growth of multimedia-capable devices and we are excited about being able to leverage our long-standing leadership in consumer digital multimedia to satisfy more and more consumers.”

“TI has long supported open platforms, and we are excited about the formation of the Symbian Foundation. We believe the new structure will remove barriers to innovation in the mobile industry by providing a common platform on which exciting next-generation applications and services can be built,” said Greg Delagi, senior vice president of TI’s Wireless Business Unit.  “Manufacturers can get a head-start on development with TI’s proven OMAP-based Symbian S60 software development platform.  Combined with the Foundation’s open collaboration model, this will allow more developers to harness the performance and multimedia capabilities of the OMAP family to accelerate improvements in the mobile user experience.”

“Vodafone believes this is a significant step in driving mobile innovation for the Internet as well as creating a richer mobile experience for our customers” said Jens Schulte-Bockum, Vodafone’s Global Director of Terminals. “We have been challenging the industry to reduce complexity and focus on fewer operating systems. This step will help to drive even faster innovation, as well as enable operators to accelerate time-to-market for compelling and varied new services.”

Foundation members share the vision that the Foundation will unify the software platform, supercharge innovation and accelerate the availability of new services and compelling experiences for consumers and business users around the world. The combined platform is already one of the most advanced and widely used mobile platforms, making it highly attractive for all ecosystem partners, including developers, mobile operators, content and service providers and device manufacturers.

The Foundation is expected to start operating during the first half of 2009, subject to the closing of the acquisition of Symbian Ltd by Nokia.

Note to Editors:

A press conference will be webcast live from London today at 11:00 UK time and will be available for replay later.  Please visit www.symbianfoundation.org to see the webcast.

Further information about Symbian Foundation is available at www.symbianfoundation.org.

Media Enquiries:

AT&T Inc

Mark Siegel

Tel. +1 404 236 6312

Email: mark.siegel@att.com

LG Electronics, Inc.

Soodong Kim

Tel. +82 2 3777 6695

Email: sudongk@lge.com

Motorola, Inc.

Jennifer Erickson

Tel. +1 847 435 5320

Email: jennifer.erickson@Motorola.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

NTT DOCOMO

Shuichiro Ichikoshi or Masaki Okamura

International PR

Public Relations Department

Tel. +81 3 5156 1366

Samsung Electronics Co,, Ltd.

Sophia Kim

Tel. +82 31 301 2026

Email: sophia.kim@samsung.com

Sony Ericsson

Merran Wrigley

Global Communications & PR

Tel. +44 20 8762 5862

Email: press.global@SonyEricsson.com

STMicroelectronics

Maria Grazia Prestini

Senior Director, Corporate Media and Public Relations

Tel. + 41 22 929 6945

Email: mariagrazia.prestini@st.com

Symbian

Karen Hamblen or Katie Buckett

Media Relations

Tel. +44 20 7154 1707

Email: press@symbian.com

Texas Instruments

Tracy Wright

Wireless Media Relations

Tel. +1 214-567-4595

Email: t-wright@ti.com

Vodafone

Group Media Relations

Tel. +44 (0) 1635 664444

Email: groupmediarelations@vodafone.com

About AT&T

AT&T Inc (NYSE:T( is a premier communications holding company.  Its subsidiaries and affiliates, AT&T operating companies, are the providers of AT&T services in the United States and around the world.  Among their offerings are the world’s most advanced IP-based business communications services and the nation’s leading wireless, high speed internet access and voice services.  In domestic markets, AT&T is known for the directory publishing and advertising sales leadership of its Yellow Pages and YELLOWPAGES.COM organizations, and the AT&T brand is licensed to innovators in such fields as communications equipment.  As part of its three-screen integration strategy, AT&T is expanding TV offerings.  In 2008, AT&T again ranked No. 1 on Fortune magazine’s World’s Most Admired Telecommunications Company list.  Additional information about AT&T Inc and the products and services provided by AT&T subsidiaries and affiliates is available at http://www.att.com.

About LG Electronics, Inc.

LG Electronics, Inc. (KSE: 066570.KS) is a global leader and technology innovator in consumer electronics, home appliances and mobile communications, employing more than 82,000 people working in 114 operations including 82 subsidiaries around the world. With 2007 global sales of USD 44 billion, LG is comprised of four business units - Mobile Communications,

Digital Appliance, Digital Display and Digital Media. LG is the world’s leading producer of mobile handsets, flat panel TVs, air conditioners, front-loading washing machines, optical storage products, DVD players and home theater systems.

LG Electronics Mobile Communication Company (LG) is a leading producer of mobile handsets. LG creates handsets that provide optimized mobile experience to customers around the world with its cutting-edge technology and innovative handset design capabilities. With advanced wireless solutions, LG is rapidly expanding its presence and market share globally. For more information, please visit www.lge.com.

About Motorola

Motorola is known around the world for innovation in communications. The company develops technologies, products and services that make mobile experiences possible. Our portfolio includes communications infrastructure, enterprise mobility solutions, digital set-tops, cable modems, mobile devices and Bluetooth accessories. Motorola is committed to delivering next generation communication solutions to people, businesses and governments. A Fortune 100 company with global presence and impact, Motorola had sales of US $36.6 billion in 2007. For more information about our company, our people and our innovations, please visit http://www.Motorola.com.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

About NTT DOCOMO

NTT DOCOMO is the world’s leading mobile communications company. DOCOMO serves over 53 million customers, including 44 million people subscribing to FOMATM, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DOCOMO also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by 48 million people. With the addition of credit-card and other e-wallet functions, DOCOMO mobile phones have become highly versatile tools for daily life. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com. i-mode and FOMA are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries. NTT DOCOMO’s FOMA service is only available to subscribers in Japan.

About Samsung Electronics

Samsung Electronics Co., Ltd. is a global leader in semiconductor, telecommunication, digital media and digital convergence technologies with 2007 consolidated sales of US$103.4 billion. Employing approximately 150,000 people in 134 offices in 62 countries, the company consists of four main business units: Digital Media Business, LCD Business, Semiconductor Business, and Telecommunication Business. Recognized as one of the fastest growing global brands, Samsung Electronics is a leading producer of digital TVs, memory chips, mobile phones and TFT-LCDs. For more information, please visit www.samsung.com.

About Sony Ericsson

Having sold over 100 million phones in 2007, Sony Ericsson is currently one of the five largest mobile phone manufacturers in the world.  An important industry player operating in over 80 countries, our phones, accessories and PC cards are synonymous with innovation and style.  With R&D sites in Europe, Japan, China, India and North America, diversity is one of the core strengths of the company.  Sony Ericsson was established as a 50:50 joint venture by Sony and Ericsson in October 2001, with global corporate functions located in London. For more information about Sony Ericsson please visit www.sonyericsson.com.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2007, the Company’s net revenues were $10 billion. Further information on ST can be found at www.st.com.

About Symbian

Symbian is a software licensing company that develops and licenses Symbian OS, the market-leading open operating system for mobile phones. Symbian licenses Symbian OS to the world’s leading handset manufacturers and has built close co-operative business relationships with leading companies across the mobile industry. During Q1 2008, 18.5 million Symbian mobile phones were sold worldwide to over 250 major network operators, bringing the total number of units shipped up to 31 March 2008 to 206 million. Symbian has its headquarters in London, United Kingdom, with offices in the United States, United Kingdom, Asia (India, P.R. China, and Korea) and Japan. For more information, please visit www.symbian.com.

About Texas Instruments

Texas Instruments (NYSE: TXN) helps customers solve problems and develop new electronics that make the world smarter, healthier, safer, greener and more fun.   A global semiconductor company, TI innovates through manufacturing, design and sales operations in more than 25 countries.  For more information, go to www.ti.com.

About Vodafone

Vodafone is the world’s leading international mobile communications group with over 260 million proportionate customers as of 31st March 2008. Vodafone currently has equity interests in 25 countries across five continents and a further 42 partner networks worldwide. For more information, please visit www.vodafone.com

Symbian and all Symbian based trademarks and logos are trademarks of Symbian Software Limited.  The operation of the proposed Symbian Foundation remains subject to regulatory approvals.  Until such approvals are obtained, and the Symbian Foundation has become fully operational, Symbian Software Limited retains exclusive responsibility for all licensing and marketing activities related to Symbian OS.

Further statements of support for the Symbian Foundation

“This new initiative brings together the rare combination of a proven software operating system and an open source model, creating a unique platform to drive innovation in the mobile handset,” said Scott Bibaud, Senior Vice President & General Manager, Mobile Platforms Group, Broadcom. “Broadcom’s participation in the Symbian Foundation is consistent with our goals of enabling differentiated software solutions while providing a time-to-market advantage with our advanced mobile platform products.”

“Digia is excited about this initative, as we have been part of the ecosystem for many years investing in skills and expertise in these technologies”, said Mr. Juha Varelius, President and CEO of Digia. “We believe that the Foundation will mean increased business opportunities for us, as more OEMs are attracted to develop products for the platform and can benefit from our world class services in the creation of smartphones.”

“This unified platform will streamline our game development process and allow us to focus more on content creation than on deployment,” said Barry Cottle, EA Mobile senior vice president and general manager. “This announcement encourages the proliferation of smartphones, which in turn will allow us to concentrate on what we do best, creating richer, more engaging and dynamic gaming experiences for more customers worldwide”

“Ericsson Mobile Platforms is committed to open standards and strongly believe the creation of the Symbian Foundation is a major leap forward for the handset industry, fueling creativity and driving end user experience to new levels”, said Robert Puskaric, Head of Ericsson Mobile Platforms. “All of our open OS platforms will support future software releases from the establishment of the Symbian Foundation.”

“Through the Freescale MXC architecture, we have consistently invested in S60 on Symbian designs and have become a trusted platform provider within the S60 Product Creation Community,” said Tom Deitrich, Senior Vice President and General Manager, Cellular Products Group at Freescale. “We see the establishment of the Symbian Foundation as an ideal approach to accelerate industry innovation and expand our customer relationships. Freescale is proud to support this exciting new opportunity and looks forward to working with the Foundation members to bring new services to the marketplace.”

“Fujitsu is pleased to be one of the first supporters of plans for the Symbian Foundation, “ said Hideyuki Saso, president of the Mobile Phones Unit at Fujitsu Limited (www.fujitsu.com). “Fujitsu has long been an innovator in the development of handsets based on the Symbian OS, launching our development efforts in 2001 and commercializing the world’s first Symbian OS-based 3G smartphone in 2003. Over the past seven years, we’ve brought a broad range of innovative, high-performance Symbian smartphones to market while collaborating with NTT DOCOMO on the development of MOAP(S). As a handset vendor, Fujitsu looks forward to supporting the development of the unified Foundation platform, and to developing future products based on the platform.”

“This is a positive development for the open source community” said Olaf Swantee, Head of Orange’s Global Mobile Operations, “further supporting Orange’s strategy to deliver exciting multimedia content to our customers through our Signature device programme. Orange has always been a supporter of defragmentation and the Symbian Foundation will bring us one step closer.”

“Establishing an open Foundation is essential to driving innovation in the mobile space,” said Krishna Vedati, CEO of Plusmo, a mobile widget service provider for Symbian devices. “We’re proud to be a part of this watershed moment in our industry, pushing the boundaries in development and delivering outstanding, multimedia user experiences on this proven platform.”

“Consumers worldwide are eager for an unleashing of innovation on mobile communications devices,” said Cole Brodman, Chief Technology and Innovation Officer, T-Mobile. “By joining with others in this initiative, T-Mobile continues its longstanding support of open mobile development platforms as a way to foster breakthrough innovation in service to our customers.”

“Being a global leader of providing software services for the mobile industry, Teleca applauds the establishment of the Symbian Foundation” said René Svendsen-Tune, CEO at Teleca. “Today, we have over 500 system architects and software engineers working on Symbian, S60 or UIQ platforms around the world. We bring value to the OEM eco-system by performing development work, systems integration, device customization or test. As the Foundation moves to establish a unified global platform, we have the skills, expertise, global reach and scale to support existing and new OEMs in developing innovative new products, wherever they are. We expect the Foundation will enable us to operate even more efficiently with our customers by taking advantage of the scale and innovation a unified and open platform will bring. “

 “As an early member and a leading global provider of services to companies in Symbian and S60 ecosystems, Wipro believes the plans for the Symbian Foundation and the evolution of the platform has the potential to transform the mobile industry. Global availability of this platform will enable Wipro in collaborating with device vendors, technology providers, communication service providers and enterprises in realizing innovative communication solutions”, said Sudip Nandy, President, Technology, Media and Telecom Group, Wipro Technologies.

Press Release

Geneva, Switzerland / Espoo, Finland / Munich, Germany - June 2, 2008

SGS and Nokia Siemens Networks conclude a business and asset transaction in Germany and Finland

The transaction includes assets and around 70 employees of Nokia Siemens Networks

On June 1, 2008 Nokia Siemens Networks concluded a business and asset transaction with SGS - the leading inspection, verification, testing and certification company. Nokia Siemens Networks transfers assets and personnel previously working on testing activities of the Research and Technology Platform business in the locations in Munich (Centre of Quality Engineering, Germany) with around 60 employees and Espoo (Finland) with around 10 employees. The transaction with SGS also includes assets related to the testing activities.

“The business and asset transaction is part of Nokia Siemens Networks’ strategy to focus further on our core competencies”, says Stephan Scholz, CTO at Nokia Siemens Networks. “Furthermore, we intend to establish a long term business partnership with SGS for testing activities.”

The transaction will support SGS in creating a strong technical center of excellence in Germany and significantly strengthen SGS in Finland. “With the transaction SGS intends to reinforce its testing network in Europe”, says Chris Kirk CEO of SGS, “and allows us to position ourselves in the field of testing for telecommunication devices.”

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

About SGS

The SGS Group is the global leader and innovator in inspection, verification, testing and certification services. Founded in 1878, SGS is recognised as the global benchmark in quality and integrity.

With more than 50,000 employees, SGS operates a network of over 1,000 offices and laboratories around the world. The company is headquartered in Geneva, Switzerland.

www.sgs.com

Media Enquiries

Nokia Siemens Networks

Stefan Zuber

Head of Communications CMO Regions

Phone: +49 160 8080600

E-mail: stefan.zuber@nsn.com

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Media Relations
PO Box 1
FI-02022 Nokia Siemens Networks

Riitta Mard

Media Relations Finland

Phone: +358 7180 31452

Mobile: +358 50 514 9718

E-mail: riitta.mard@nsn.com

SGS

Jean-Luc de Buman

Corporate Communications

& Investor Relations

SGS SA, 1211 Geneva 1

Tel (+41-22) 739 91 11

Fax (+41-22) 739 98 61

E-mail: enquiries@sgs.com

Press Release

Herentals, Belgium – June 11, 2008

Belgium: GIMV plans purchase of Nokia Siemens Networks’ OTN (Open Transport Network) business

GIMV and Nokia Siemens Networks assist OTN’s start as an independent business

Nokia Siemens Networks, one of the world`s foremost global enablers of communications services, and GIMV, the leading Belgian investment company specialising in private equity and venture capital, are planning to conclude an asset sale and transfer agreement pertaining to Nokia Siemens Networks’ entire Open Transport Network (OTN) team during the second quarter of 2008. The planned transfer is subject to an information and consultation process with the works council according to local legal practice and final agreement by both companies.

Upon the closing of the transaction, expected to take place in the second quarter of 2008, Nokia Siemens Networks and GIMV will transfer the OTN team of approximately 80 people into a newly formed company owned in majority by GIMV. OTN management and employees will be given the opportunity to participate in the to-be established company. The planned transfer will include key functions in R&D, Manufacturing, Sales, Technical Support, Finance as well as Product and Program Management.

“The transferring of certain capacities to trusted business partners is part of Nokia Siemens Networks’ overall strategy to remain focused on its core business competencies and realize € two billion annually in synergy savings by the end of 2008,” says Karl Friedrich, Head of Business Line Next Gen Metro, Nokia Siemens Networks. “OTN already has an extremely strong international presence, an experienced team and a stable business. GIMV will ensure OTN’s leading role in the industry by making further future-securing investments, which will put the new company in an excellent position to further expand its business.” In addition, Nokia Siemens Networks would continue to sell OTN products through direct channels and open up its Value Added Reseller network to OTN.

In the new set-up as a stand-alone company, GIMV’s first priority will be to ensure a smooth transition of the OTN business. “We will support all customer and supplier commitments that are currently with OTN,” says Bart Diels, Investment Director of GIMV. “This will preserve existing customer relationships and set the pace for future growth.”

Together with the management and personnel of OTN, GIMV wants to grow the stand-alone company by investing in additional and complementary portfolio elements, extending the sales and distribution reach and filling the gaps in the support functions. Besides this focus on internal growth, add-on acquisitions may be explored in order to ensure the new company`s future leadership position.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Nokia Siemens Networks Media Relations PO Box 1 FI-02022 Nokia Siemens Networks	Reference Number: 2008_06_11 en

About GIMV

Since its incorporation in 1980 GIMV has grown into Belgium’s most important private equity and venture capital provider. GIMV is also a major European and international market player. Both in Belgium and abroad, GIMV invests in information and communication technology, life sciences and cleantech as well as in growth financing and management buy-outs (MBOs) of companies in more traditional sectors. In the Benelux region the company also targets infrastructure and PPP projects. GIMV currently manages around EUR 2.0 billion of assets (including third party funds). GIMV has been listed on Euronext Brussels since 1997. For more information on GIMV, please go to www.gimv.com.

Media Enquiries

Nokia Siemens Networks

Filip Rommelaere

Country Director Belgium

Phone: +32495577108

E-mail: filip.rommelaere@nsn.com

Stefan Zuber

Head of Communications CMO Regions

Phone: +491608080600

E-mail: stefan.zuber@nsn.com

GIMV

Bart Diels

Investment Director

Phone: +3232902155

E-mail: bartd@gimv.be

Frank De Leenheer

Investor Relations & Corporate Communications Manager

Phone: +3232902218

E-mail: frankdl@gimv.be

Press Release

Overland Park, Kansas, and Dallas, Texas, USA – June 12, 2008

Embarq and Nokia Siemens Networks Ink Managed Services Agreement

Nokia Siemens Networks will assume ownership of Embarq Corporation’s (EQ) voice network operation center (NOC) function to enable EMBARQ to reduce operational expenses for voice traffic monitoring and technical support of its network operations, and to capitalize on Nokia Siemens Networks’ worldwide infrastructure and expertise. This deal marks the first significant managed network operations agreement of its kind for Nokia Siemens Networks in North America.

Under terms of the seven-year agreement, Nokia Siemens Networks will perform network operations for EMBARQ’s voice networks, ensuring high network quality and providing ongoing technical assistance. As part of the agreement, approximately 265 EMBARQ employees in the NOCs in New Century, Kan.; Johnson City, Tenn.; Leesburg, Fla.; and Greenville, N.C., will become employees of Nokia Siemens Networks.

The expertise in managed services that Nokia Siemens Networks brings to the table will expand these NOCs into knowledge powerhouses, resulting in the highest possible network quality along with a unique package of integrated network services. In conjunction with Nokia Siemens Networks’ Global Network Solution Centers, a virtual global network will be formed that provides the best possible service levels and expertise in a cost efficient way. Managed services offer several advantages to operators like decreased operational expenditure through increased efficiency, process excellence, high usability and serviceability of the network.

According to Jim Hansen, senior vice president of Network Services at EMBARQ, Nokia Siemens Networks has scale that EMBARQ could not duplicate without a major investment of funds. “The bottom line is that Nokia Siemens Networks will bring its global telecom experience to play as a productivity multiplier to more efficiently monitor our voice traffic and provide technical support while meeting or exceeding current service levels,” said Hansen.

“This agreement is a significant step forward in establishing Nokia Siemens Networks’ Managed Services capabilities in North America and we are thrilled to be working with a company like EMBARQ to help us establish this services offering,” said Sue Spradley, Head of North America, Nokia Siemens Networks. “We believe that the North American marketplace holds tremendous opportunity, and this investment demonstrates our commitment to grow our business and have the industry’s best service capabilities for communications companies.”

Nokia Siemens Networks will assume operational responsibility under the agreement in the beginning of 4Q08. At that time those EMBARQ employees involved in the agreement will become employees of Nokia Siemens Networks. Their responsibilities will remain the same and are expected to expand to cover other networks and technologies supported by Nokia

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Siemens Networks. “Both companies are working very hard to ensure a smooth transition for those employees who will make the shift,” said Hansen.

Nokia Siemens Networks was selected based on excellent references, scalability, multi-vendor capability and technical competency in global delivery. This contract further strengthens Nokia Siemens Networks’ position as one of the leading managed services suppliers with more than 170 managed services contracts worldwide, serving more than 130 million subscribers globally.

About EMBARQ

Embarq Corporation (NYSE: EQ), headquartered in Overland Park, Kansas, offers a complete suite of communications services. The company has approximately 18,000 employees and operates in 18 states. EMBARQ is included in the S&P 500 and is in the Fortune 500® list of America’s largest corporations.

For consumers, EMBARQ offers an innovative portfolio of services that includes reliable local and long distance home phone service, high-speed Internet, wireless, and satellite TV from DISH Network® — all on one monthly bill.

For businesses, EMBARQ has a comprehensive range of flexible and integrated services designed to help businesses of all sizes be more productive and communicate with their customers. This service portfolio includes local voice and data services, long distance, Business Class High Speed Internet, wireless, satellite TV from DIRECTV®, enhanced data network services, voice and data communication equipment and managed network services.

For more information, visit embarq.com.

About Nokia Siemens Networks

Nokia Siemens Networks is a leading global enabler of communications services. The company provides a complete, well-balanced product portfolio of mobile and fixed network infrastructure solutions and addresses the growing demand for services with 20,000 service professionals worldwide. Nokia Siemens Networks is one of the largest telecommunications infrastructure companies with operations in 150 countries. The company is headquartered in Espoo, Finland.

www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Chantal Boeckman

Phone: 972-374-0129

E-mail: chantal.boeckman@nsn.com

Embarq

Charles Fleckenstein

Phone : 913-345-6545

E-mail : charles.m.fleckenstein@embarq.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2008	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
Name: Kaarina Ståhlberg
Title: Assistant General Counsel